Ekso Bionics Holdings, Inc. Ekso Bionics, Inc. 1414 Harbour Way South Suite 1201 Richmond, CA 94804

March 13, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jay Ingram, Legal Branch Chief

Re:	Ekso Bionics Holdings, Inc. Form 8-K Filed January 23, 2014 File No. 333-181229

Ladies and Gentlemen:

This letter is provided as a supplement to the letter dated March 5, 2014 from Nutter, McClennen & Fish, LLP, counsel to Ekso Bionics Holdings, Inc. (the “Company”), responding to the comments of the staff of the Securities and Exchange Commission (the “Commission”) provided by a letter dated February 19, 2014 related to the Company’s Form 8-K filed January 23, 2014 (the “Form 8-K”). The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Form 8-K, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 8-K, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact the undersigned at (707) 324-9509 if you have any questions relating to the Form 8-K or this letter.

Sincerely, /s/ Max Scheder-Bieschin Max Scheder-Bieschin

cc:	Kamyar Daneshvar, Securities and Exchange Commission
Nathan Harding, Ekso Bionics Holdings, Inc.
Michelle L. Basil, Nutter, McClennen & Fish, LLP